Exhibit 12

John Deere Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Six Months Ended April 30,		For the Years Ended October 31,

	2012	2011	2011	2010	2009	2008	2007

Earnings:
Income of consolidated group before income taxes	$266.0	$263.7	$571.6	$477.9	$221.9	$437.1	$479.6
Fixed charges excluding capitalized interest	246.7	254.6	483.1	537.7	793.6	843.4	882.0

Total earnings	$512.7	$518.3	$1,054.7	$1,015.6	$1,015.5	$1,280.5	$1,361.6

Fixed charges:
Interest expense of consolidated group including capitalized interest	$244.7	$252.9	$479.4	$533.6	$789.6	$839.1	$877.9
Rent expense	2.0	1.8	3.8	4.1	5.0	4.8	4.1

Total fixed charges	$246.7	$254.7	$483.2	$537.7	$794.6	$843.9	$882.0

Ratio of earnings to fixed charges	2.08	2.03	2.18	1.89	1.28	1.52	1.54

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company plus dividends received from unconsolidated affiliates. “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding unamortized capitalized interest.  “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, interest related to uncertain tax positions, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

34